West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		September 27,	December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$997	$900
Receivables		366	311
Income taxes receivable		27	93
Inventories	5	800	851
Prepaid expenses		60	40
Assets held for sale	6	—	182
		2,249	2,377
Property, plant and equipment		3,819	3,835
Timber licences		362	376
Goodwill and other intangible assets		2,270	2,307
Export duty deposits	17	389	377
Other assets		146	137
Deferred income tax assets		7	6
		$9,243	$9,415

Liabilities
Current liabilities
Payables and accrued liabilities		$616	$620
Current portion of long-term debt	7	500	300
Current portion of reforestation and decommissioning obligations		58	60
Income taxes payable		59	7
Liabilities associated with assets held for sale	6	—	63
		1,234	1,050
Long-term debt	7	—	199
Other liabilities	8	260	260
Deferred income tax liabilities		631	683
		2,125	2,193
Shareholders’ Equity
Share capital	10	2,559	2,607
Retained earnings		4,836	4,913
Accumulated other comprehensive loss		(277)	(297)
		7,118	7,223
		$9,243	$9,415
The number of Common shares and Class B Common shares outstanding at October 22, 2024 was 80,245,852.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 27,	September 29,	September 27,	September 29,
		2024	2023	2024	2023

Sales		$1,437	$1,705	$4,769	$4,940

Costs and expenses
Cost of products sold		1,072	1,128	3,322	3,568
Freight and other distribution costs		200	217	635	682
Export duties, net	17	35	(39)	65	—
Amortization		136	132	412	405
Selling, general and administration		67	73	213	227
Equity-based compensation		15	(4)	15	11
Restructuring and impairment charges	11	18	13	34	145
		1,545	1,521	4,697	5,036

Operating earnings (loss)		(108)	184	72	(97)

Finance income, net	12	7	21	21	37
Other income (expense)	13	(8)	11	(13)	35
Earnings (loss) before tax		(109)	215	80	(25)
Tax recovery (provision)	14	26	(56)	(24)	11
Earnings (loss)		$(83)	$159	$57	$(14)

Earnings (loss) per share (dollars)
Basic	15	$(1.03)	$1.91	$0.70	$(0.16)
Diluted	15	$(1.03)	$1.81	$0.70	$(0.18)

Comprehensive earnings (loss)
Earnings (loss)		$(83)	$159	$57	$(14)
Other comprehensive earnings
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		31	(21)	20	7
Items that will not be reclassified to earnings
Actuarial gain (loss) on retirement benefits, net of tax	9	(12)	30	14	22
		19	9	34	29
Comprehensive earnings (loss)		$(64)	$168	$91	$16

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 27,	September 29,	September 27,	September 29,
	Note	2024	2023	2024	2023

Share capital
Balance - beginning of period		$2,573	$2,667	$2,607	$2,667
Issuance of Common shares	10	1	—	1	—
Repurchase of Common shares for cancellation	10	(15)	(11)	(49)	(11)
Balance - end of period		$2,559	$2,656	$2,559	$2,656

Retained earnings
Balance - beginning of period		$4,978	$5,053	$4,913	$5,283
Actuarial gain (loss) on retirement benefits, net of tax	9	(12)	30	14	22
Repurchase of Common shares for cancellation	10	(21)	(14)	(71)	(14)
Earnings (loss) for the period		(83)	159	57	(14)
Dividends declared		(26)	(25)	(76)	(75)
Balance - end of period		$4,836	$5,203	$4,836	$5,203

Accumulated other comprehensive loss
Balance - beginning of period		$(308)	$(304)	$(297)	$(332)
Translation gain (loss) on operations with different functional currencies		31	(21)	20	7
Balance - end of period		$(277)	$(325)	$(277)	$(325)

Shareholders' Equity		$7,118	$7,535	$7,118	$7,535

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 27,	September 29,	September 27,	September 29,
	Note	2024	2023	2024	2023
Cash provided by operating activities
Earnings (loss)		$(83)	$159	$57	$(14)
Adjustments
Amortization		136	132	412	405
Restructuring and impairment charges	11	18	13	34	145
Finance income, net	12	(7)	(21)	(21)	(37)
Foreign exchange (gain) loss		—	1	(4)	(2)
Export duty	17	21	(53)	21	(41)
Retirement benefit expense		19	16	53	51
Net contributions to retirement benefit plans		(16)	(11)	(44)	(44)
Tax provision (recovery)	14	(26)	56	24	(11)
Income taxes received		14	17	11	3
Unrealized loss (gain) on electricity swaps		9	(4)	14	(25)
Other		(15)	(22)	(19)	(11)
Changes in non-cash working capital
Receivables		35	(5)	(55)	(48)
Inventories		47	41	63	162
Prepaid expenses		(1)	2	(20)	(22)
Payables and accrued liabilities		(1)	34	(38)	(83)
		150	355	488	429
Cash used for financing activities
Repayment of lease obligations		(4)	(3)	(10)	(11)
Finance expense paid		(2)	(3)	(17)	(15)
Repurchase of Common shares for cancellation	10	(39)	—	(117)	—
Issuance of Common shares		1	—	1	—
Dividends paid		(26)	(25)	(75)	(75)
		(70)	(31)	(217)	(101)
Cash used for investing activities
Proceeds from sale of pulp mills	6	—	—	124	—
Additions to capital assets		(107)	(115)	(331)	(320)
Interest received		12	12	32	33
Other		—	—	2	—
		(95)	(104)	(174)	(288)
Change in cash and cash equivalents		(15)	220	97	39
Foreign exchange effect on cash and cash equivalents		8	(10)	—	2
Cash and cash equivalents - beginning of period		1,004	994	900	1,162
Cash and cash equivalents - end of period		$997	$1,204	$997	$1,204

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 27, 2024 and September 29, 2023
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated financial statements use the same accounting policies as the most recent audited annual consolidated financial statements.
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 23, 2024. These condensed consolidated interim financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2023.
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended September 27, 2024 and the third quarter of 2024 relate to the 13-week period ended September 27, 2024 and references to the nine months ended September 27, 2024 relate to the 39-week period ended September 27, 2024.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Assets and liabilities transferred as a result of the sales of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill were presented as part of assets held for sale and liabilities held for sale respectively as at December 31, 2023 (see note 6) and are not included in the other balance sheet amounts presented.
Application of new and revised accounting standards
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. We have adopted these amendments effective January 1, 2024. These amendments did not have a material impact on our consolidated financial statements.

Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.
3.Business combinations
Cariboo Pulp & Paper
We attained sole control of Cariboo Pulp & Paper (“CPP”) during Q1-24 in relation to an agreement (“the CPP agreement”) with Mercer International Inc. (“Mercer”) to dissolve our 50/50 joint venture in Cariboo Pulp & Paper (“CPP JV”). No termination or other amounts are payable by either company in connection with the CPP agreement.
CPP produces northern bleached softwood kraft (“NBSK”) pulp, related by-products, and energy. Prior to the CPP agreement, we accounted for the CPP JV under IFRS Accounting Standards by recognizing our share of the assets, liabilities, revenues, and expenses related to this joint operation.
Prior to the CPP agreement, the CPP JV was a joint operation under IFRS Accounting Standards that met the definition of a business. Accordingly, we applied the requirements for a business combination achieved in stages in accordance with IFRS 3, Business Combinations.
This required us to first remeasure the carrying value of our 50% interest in the CPP JV to fair value and then recognize an additional 50% interest in CPP at fair value in accordance with the requirements of IFRS 3.
The determination of the fair value of identifiable assets and liabilities required management to use estimates that contain uncertainty and critical judgments. We applied the income approach in determining the fair value of property, plant, and equipment. Cash flow forecasts were based on internal estimates for 2024 through 2027 and estimated mid-cycle earnings for subsequent years. Assumptions included production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources.
We recognized a net gain on the business combination as the estimated fair value of 100% of CPP’s identifiable assets and liabilities exceeded the carrying value of our 50% interest in the CPP JV prior to the CPP agreement.

Fair value of identifiable assets and liabilities (100% interest in CPP):
Cash	$2
Accounts receivable	3
Inventories	35
Prepaid expenses	1
Property, plant and equipment	59
Payables and accrued liabilities	(39)
Other liabilities	(14)
Deferred income tax liabilities	(1)
44
Less: Carrying value of our previously held 50% interest in the CPP JV	(43)
Net gain resulting from the CPP agreement	$1
The net gain resulting from the CPP agreement was recognized as other income.

Spray Lake Acquisition
On November 17, 2023, we acquired 100 percent of the shares in Spray Lake Sawmills (1980) Ltd., which operates a lumber mill located in Cochrane, Alberta, and the associated timber licenses (“Spray Lake Acquisition”) for cash consideration of $101 million (CAD$139 million). This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3 Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration	$101

Fair value of net assets acquired:
Cash	$1
Accounts receivable	3
Inventories	24
Prepaid expenses	1
Income taxes receivable	1
Property, plant and equipment	58
Timber licenses	41
Payables and accrued liabilities	(8)
Other liabilities	(3)
Deferred income tax liabilities	(18)
$101
4.Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
5.Inventories

	September 27,	December 31,
As at	2024	2023
Manufactured products	$333	$363
Logs and other raw materials	219	257
Materials and supplies	248	231
	$800	$851
Inventories at September 27, 2024 were subject to a valuation reserve of $35 million (December 31, 2023 - $31 million) to reflect net realizable value being lower than cost.

6.Disposal of pulp mills
Sale of Hinton pulp mill
On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction closed on February 3, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions.
Under the terms of the agreement, Mondi purchased specified assets, including property, plant and equipment and working capital, and assumed certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Hinton pulp mill under long-term contract, via residuals from our Alberta lumber mills.
An impairment reversal of $1 million in relation to the sale of the Hinton pulp mill is included in Restructuring and impairment charges for the nine months ended September 27, 2024 (see note 11). The impairment reversal relates to the remeasurement of working capital adjustments specified in the asset purchase agreement.
Sale of Quesnel River Pulp mill and Slave Lake Pulp mill
On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of a fund managed by Atlas Holdings (“Atlas”). The transaction closed on April 20, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions.
Under the terms of the agreement, Atlas purchased specified assets, including property, plant and equipment, working capital, and certain timber licenses in Alberta, and assumed certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract.
An impairment loss of $4 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill is included in Restructuring and impairment charges for the nine months ended September 27, 2024 (see note 11). The impairment loss relates to the remeasurement of estimated working capital adjustments specified in the asset purchase agreement.
7.Operating loans and long-term debt
Operating loans
As at September 27, 2024, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at September 27, 2024, our revolving credit facilities were undrawn (December 31, 2023 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2023 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $137 million (December 31, 2023 - $133 million) dedicated to letters of credit. Letters of credit in the amount of $39 million (December 31, 2023 - $43 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

Long-term debt

	September 27,	December 31,
As at	2024	2023
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due July 2025; floating interest rate	200	200
	500	500
Less: deferred financing costs	—	(1)
Less: current portion	(500)	(300)
	$—	$199
On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand (see note 19).
The fair value of the long-term debt at September 27, 2024 was $500 million (December 31, 2023 - $494 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on the $200 million term loan disclosed in the long-term debt table above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).
The interest rate swap contracts are accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the three and nine months ended September 27, 2024, a loss of $2 million and a loss of $3 million (three and nine months ended September 29, 2023 - a loss of $2 million and a loss of $4 million) were recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at September 27, 2024 was an asset of $3 million (December 31, 2023 - asset of $6 million).
8.Other liabilities

		September 27,	December 31,
As at	Note	2024	2023
Retirement liabilities		$98	$106
Non-current portion of reforestation obligations		34	53
Non-current portion of decommissioning obligations		22	16
Non-current portion of lease obligations		26	26
Export duties	17	44	24
Electricity swaps		11	12
Other		23	22
		$260	$260
9.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
In Q3-24, we entered into buy-out annuity purchase agreements to settle $80 million of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchases and the liabilities held for these pension plans was reflected as a settlement cost of $1 million in Other income (expense) (see note 13).
We used a discount rate assumption of 4.80% at September 27, 2024 (4.69% at December 31, 2023).
The actuarial gain (loss) on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended		Nine Months Ended
	September 27,	September 29,	September 27,	September 29,
	2024	2023	2024	2023
Actuarial gain (loss)	$(17)	$40	$17	$30
Tax recovery (provision)	5	(10)	(3)	(8)
	$(12)	$30	$14	$22
10.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	September 27, 2024		December 31, 2023
As at	Number	Amount	Number	Amount
Common	77,964,374	$2,559	79,439,518	$2,607
Class B Common	2,281,478	—	2,281,478	—
Total Common	80,245,852	$2,559	81,720,996	$2,607
For the three and nine months ended September 27, 2024, we issued 5,240 and 12,550 Common shares under our share option plans (three and nine months ended September 29, 2023 - 383 Common shares) and no Common shares under our employee share purchase plan (three and nine months ended September 29, 2023 - no Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025.
For the three and nine months ended September 27, 2024, we repurchased for cancellation 446,460 and 1,487,694 Common shares (three and nine months ended September 29, 2023 - 340,000 Common shares) at an average price of $78.67 and $78.83 per share under our 2023 NCIB and 2024 NCIB programs.

11.Restructuring and impairment charges

	Three Months Ended		Nine Months Ended
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
Impairment and restructuring related to Canadian and U.S. lumber operations	18	—	29	—
Impairment loss (reversal) related to Hinton pulp mill	$—	$(4)	$(1)	$118
Impairment loss related to Quesnel River Pulp mill and Slave Lake Pulp mill	—	17	4	17
Other restructuring charges	1	—	2	3
Impairment related to equity accounted investment	—	—	—	7
	$18	$13	$34	$145
In the three months ended September 27, 2024, we recorded restructuring and impairment charges of $18 million related to the announcement of the indefinite curtailment of operations at our lumber mill in Lake Butler, Florida.
In the nine months ended September 27, 2024, we recorded restructuring and impairment charges of $29 million associated with our permanent closures and indefinite curtailments of lumber mills to better align our capacity with expected future demand.
In Q1-24, we recorded restructuring and impairment charges of $12 million associated with the announcement of the permanent closure of our Fraser Lake lumber mill and the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.
In the nine months ended September 27, 2024, we recorded an impairment reversal of $1 million in relation to the sale of the Hinton pulp mill (see note 6). In addition, we recorded an impairment loss of $4 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 6).
In the nine months ended September 27, 2024, we recorded restructuring and impairment charges of $2 million related to the restructuring of certain functions at our regional corporate offices.
12.Finance income, net

	Three Months Ended		Nine Months Ended
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
Interest expense	$(7)	$(6)	$(22)	$(18)
Interest income on cash and cash equivalents	13	13	33	33
Net interest income on export duty deposits	1	14	13	21
Finance income (expense) on employee future benefits	(1)	—	(2)	1
Other	1	—	(1)	—
	$7	$21	$21	$37

13.Other income (expense)

	Three Months Ended		Nine Months Ended
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
Gain (loss) on electricity swaps	$(10)	$9	$(17)	$30
Loss on interest rate swap contracts	(2)	(2)	(3)	(4)
Foreign exchange gain (loss)	—	(1)	4	2
Settlement gain (loss) on defined benefit pension plans	(1)	2	1	6
Gain resulting from the CPP agreement	—	—	1	—
Other	5	3	1	1
	$(8)	$11	$(13)	$35
14.Tax recovery (provision)
The tax recovery (provision) differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings (loss) before tax as follows:

	Three Months Ended		Nine Months Ended
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
Income tax recovery (provision) at statutory rate of 27%	$29	$(58)	$(22)	$7
Rate differentials between jurisdictions and on specified activities	(4)	4	(2)	3
Non-taxable amounts	(3)	2	(2)	1
Other	4	(4)	2
Tax recovery (provision)	$26	$(56)	$(24)	$11
15.Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The cash-settled method was more dilutive for the three and nine months ended September 27, 2024 and therefore no adjustment was required for the numerator and denominator. The equity-settled method was more dilutive for the three and nine months ended September 29, 2023 and an adjustment was required for the numerator and denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings (loss) per share is as follows:

	Three Months Ended		Nine Months Ended
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
Earnings (loss)
Numerator for basic EPS	$(83)	$159	$57	$(14)
Cash-settled recovery included in earnings	—	(6)	—	3
Equity-settled expense adjustment	—	(2)	—	(5)
Numerator for diluted EPS	$(83)	$152	$57	$(15)

Weighted average number of shares (thousands)
Denominator for basic EPS	80,346	83,499	81,078	83,537
Effect of dilutive equity-based compensation	—	300	—	297
Denominator for diluted EPS	80,346	83,799	81,078	83,834

Earnings (loss) per share (dollars)
Basic	$(1.03)	$1.91	$0.70	$(0.16)
Diluted	$(1.03)	$1.81	$0.70	$(0.18)

16.Segment and geographical information

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 27, 2024
Sales
To external customers	$583	$657	$83	$115	$—	$1,437
To other segments	10	3	3	—	(16)	—
	$593	$660	$86	$115	$(16)	$1,437
Cost of products sold	(494)	(429)	(70)	(96)	16	(1,072)
Freight and other distribution costs	(92)	(87)	(12)	(10)	—	(200)
Export duties, net	(35)	—	—	—	—	(35)
Amortization	(46)	(71)	(4)	(12)	(3)	(136)
Selling, general and administration	(34)	(23)	(2)	(8)	—	(67)
Equity-based compensation	—	—	—	—	(15)	(15)
Restructuring and impairment charges	(18)	—	—	—	(1)	(18)
Operating earnings (loss)	$(126)	$50	$(2)	$(11)	$(19)	$(108)

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 29, 2023
Sales
To external customers	$681	$776	$126	$121	$—	$1,705
To other segments	16	1	2	—	(19)	—
	$697	$777	$128	$121	$(19)	$1,705
Cost of products sold	(551)	(386)	(107)	(101)	17	(1,128)
Freight and other distribution costs	(100)	(80)	(27)	(10)	—	(217)
Export duties, net	39	—	—	—	—	39
Amortization	(46)	(67)	(4)	(12)	(3)	(132)
Selling, general and administration	(41)	(22)	(6)	(6)	2	(73)
Equity-based compensation	—	—	—	—	4	4
Restructuring and impairment charges	—	—	(13)	—	—	(13)
Operating earnings (loss)	$(2)	$222	$(29)	$(8)	$2	$184

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 27, 2024
Sales
To external customers	$1,942	$2,160	$325	$342	$—	$4,769
To other segments	33	7	8	—	(48)	—
	$1,975	$2,167	$333	$342	$(48)	$4,769
Cost of products sold	(1,609)	(1,227)	(253)	(282)	49	(3,322)
Freight and other distribution costs	(296)	(250)	(57)	(32)	—	(635)
Export duties, net	(65)	—	—	—	—	(65)
Amortization	(145)	(212)	(10)	(36)	(8)	(412)
Selling, general and administration	(109)	(73)	(9)	(22)	—	(213)
Equity-based compensation	—	—	—	—	(15)	(15)
Restructuring and impairment charges	(29)	(1)	(3)	—	(1)	(34)
Operating earnings (loss)	$(278)	$403	$1	$(31)	$(24)	$72

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 29, 2023
Sales
To external customers	$2,123	$1,943	$457	$417	$—	$4,940
To other segments	57	5	7	—	(69)	—
	$2,180	$1,948	$464	$417	$(69)	$4,940
Cost of products sold	(1,694)	(1,184)	(435)	(322)	69	(3,568)
Freight and other distribution costs	(312)	(248)	(89)	(33)	—	(682)
Export duties, net	—	—	—	—	—	—
Amortization	(137)	(204)	(21)	(36)	(7)	(405)
Selling, general and administration	(121)	(69)	(19)	(18)	—	(227)
Equity-based compensation	—	—	—	—	(11)	(11)
Restructuring and impairment charges	(9)	—	(136)	—	—	(145)
Operating earnings (loss)	$(92)	$242	$(236)	$7	$(18)	$(97)
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended		Nine Months Ended
	September 27,	September 29,	September 27,	September 29,
	2024	2023	2024	2023
United States	$949	$1,184	$3,187	$3,265
Canada	293	287	924	844
U.K. and Europe	117	121	346	421
Asia	78	113	298	407
Other	—	—	14	3
	$1,437	$1,705	$4,769	$4,940

17.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
Additional details, including our accounting policy, can be found in note 26 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our audited annual consolidated financial statements for the year ended December 31, 2023.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below. On March 5, 2024, the USDOC initiated AR6 POI covering the 2023 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
On September 24, 2024, the USDOC finalized the duty rate for AR5, resulting in the recognition of an export duty expense of $32 million plus interest expense in earnings, an increase in export duty deposits payable, and a decrease in export duty deposits receivable.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR6 POI[1]
January 1, 2023 - July 31, 2023	3.62%
August 1, 2023 - September 29, 2023	2.19%
AR7 POI[2]
January 1, 2024 - August 18, 2024	2.19%
August 19, 2024 - September 27, 2024	6.85%
1.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR6 POI[1]
January 1, 2023 - July 31, 2023	4.63%	10.40%
August 1, 2023 - September 29, 2023	7.06%	10.40%
AR7 POI[2]
January 1, 2024 - August 18, 2024	7.06%	4.42%
August 19, 2024 - September 27, 2024[3]	5.04%	4.42%
1.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
3.On September 24, 2024, the USDOC amended West Fraser's finalized ADD rate to 5.04%. The amendment was retroactively applied to August 19, 2024.

Impact on results
The following table reconciles our cash deposits paid during the period to export duties, net:

	Three Months Ended		Nine Months Ended
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
Cash deposits[1]	$(14)	$(14)	$(44)	$(40)
Adjust to West Fraser Estimated ADD rate[2]	10	(9)	10	(22)
Export duties, net	$(4)	$(24)	$(33)	$(62)
Duty recovery attributable to AR4[3]	—	62	—	62
Duty expense attributable to AR5[4]	(32)	—	(32)	—
Export duty (expense) recovery	(35)	39	(65)	—
Net interest income on export duty deposits	1	14	13	21
1.Represents combined CVD and ADD cash deposit rate of 11.89% for August 19 to September 27, 2024, 9.25% for January 1 to August 18, 2024, 9.25% for August 1 to September 29, 2023 and 8.25% for January 1 to July 31, 2023.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 4.42% for Q3-24 and YTD-24 and 10.40% for Q3-23 and YTD-23.
3.$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
4.$32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.
As of September 27, 2024, our export duties paid and payable on deposit with the USDOC were $880 million.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.
Export duty deposits receivable is represented by:

Nine Months Ended
September 27,
Export duties receivable	2024
Beginning of period	$377
Adjustment to duty deposits receivable for estimated AR7 ADD rate	10
Adjustment to duty deposits receivable for finalized AR5 rates	(16)
Interest income recognized on duty deposits receivable	18
End of period	$389
Export duties payable is represented by:

Nine Months Ended
September 27,
Export duties payable	2024
Beginning of period	$24
Duty deposits payable on adjustment to finalized AR5 rates	15
Interest expense recognized on export duties payable	5
End of period	$44
Appeals
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administration review process is complete and the related appeal processes are concluded.

18.Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.
19.Subsequent events
On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.